Phillips Edison – ARC Grocery Center REIT II, Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

November 22, 2013

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Duc Dang

Re:	Phillips Edison – ARC Grocery Center REIT II, Inc. File No. 333-190588

Dear Mr. Dang:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Phillips Edison – ARC Grocery Center REIT II, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective on November 25, 2013 at 4:00 p.m., or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Phillips Edison – ARC Grocery Center REIT II, Inc.

/s/ Jeffrey S. Edison

Jeffrey S. Edison

Chief Executive Officer and Chairman